UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-170231-01

AMERICREDIT AUTOMOBILE RECEIVABLES TRUST 2011-2

(Exact name of registrant as specified in its charter)

C/O AMERICREDIT FINANCIAL SERVICES, INC. 801 CHERRY STREET, SUITE 3500 FORT WORTH, TEXAS 76102 (817) 302-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CLASS A-1 Automobile Receivables Backed Notes

CLASS A-2 Automobile Receivables Backed Notes

CLASS A-3 Automobile Receivables Backed Notes

CLASS B Automobile Receivables Backed Notes

CLASS C Automobile Receivables Backed Notes

CLASS D Automobile Receivables Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 AmeriCredit Automobile Receivables Trust 2011-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 17, 2015	AmeriCredit Automobile Receivables Trust 2011-2 By: AmeriCredit Financial Services, Inc., as Servicer

		By:	/s/ Chris A. Choate
		Name:	Chris A. Choate
		Title:	Executive Vice President and Chief Financial Officer